SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                               FINAL AMENDMENT TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       and
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

                             -----------------------


                        Enstar Income Program IV-1, L.P.
                            (Name of Subject Company)

                      Madison Liquidity Investors 104, LLC
                      Madison/OHI Liquidity Investors, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                           --------------------------

                                                       Copy to:
 Ronald M. Dickerman                                   Lance D. Myers, Esq.
 Madison Liquidity Investors 104, LLC                  Cullen and Dykman
 Madison/OHI Liquidity Investors, LLC                  177 Montague Street
 P.O. Box 7461                                         Brooklyn, New York 11201
 Incline Village, Nevada 89452                         (718) 780-0048
 (212) 687-0251

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO. None                                                            14D-1

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         Madison Liquidity Investors 104, LLC
         134022656

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [_]
         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

         WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

         [_]

6.       Citizenship or Place of Organization

         Delaware

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

          1,589    Madison Partnership Liquidity Investors 58, LLC
            334    Madison Liquidity Investors 104, LLC
            223    Madison Liquidity Investors, LLC
             10    Cobble Hill Investments
          -----
          2,156

8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

         [_]

9.       Percent of Class Represented by Amount in Row (7)

         5.4

10.      Type of Reporting Person (See Instructions)

         OO

CUSIP NO. None                                                            14D-1

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         Madison/OHI Liquidity Investors, LLC
         137167955

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [_]
         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)

         WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

         [_]

6.       Citizenship or Place of Organization

         Delaware

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,589    Madison Partnership Liquidity Investors 58, LLC
           334    Madison Liquidity Investors 104, LLC
           223    Madison Liquidity Investors, LLC
            10    Cobble Hill Investments
         -----
         2,156

8.       Check if the Aggregate in Row (7) Excludes Certain Shares (See
         Instructions)

         [_]

9.       Percent of Class Represented by Amount in Row (7)

         5.4

10.      Type of Reporting Person (See Instructions)

         OO

CUSIP NO. None                                                            14D-1

          This Final Amendment amends and supplements the Tender Offer Statement on Schedule 14D-1 filed by Madison Liquidity Investors 104, LLC, a Delaware limited liability company, and Madison/OHI Liquidity Investors, LLC, a Delaware limited liability company (the "Bidders"), with the Securities and Exchange Commission on February 19, 1999, relating to the tender offer by the Bidders to purchase up to 3,958 Units of limited partnership interests ("Units") at $160.00 per Unit of Enstar Income Program IV-1, L.P., a Georgia limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Bidders' Offer to Purchase dated February 16, 1999 and the related Agreement of Assignment and Transfer (which, together with any amendment or supplements thereto constitute the "Offer"). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule 14D-1, the Offer to Purchase and other exhibits thereto.

          Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.  Additional Information

         Item 10(f) is hereby amended and supplemented as follows:

          On March 25, 1999, the Bidders issued a press release, attached hereto as Exhibit (a)(5), announcing that the offer to purchase Units of the Partnership expired, as scheduled, at 12:00 midnight, Eastern Standard Time, on Friday, March 19, 1999. The information set forth in the press release is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

          Item 11 is hereby amended and supplemented as follows:

          (a)(5) Press Release issued by the Bidders on March 25, 1999.


                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            March 25, 1999


Madison Liquidity Investors 104, LLC
By Ronald M. Dickerman, Managing Director

By:      /s/ Ronald M. Dickerman
         --------------------------------------
         Ronald M. Dickerman, Managing Director


Madison/OHI Liquidity Investors, LLC
By Ronald M. Dickerman, Managing Director

By:      /s/ Ronald M. Dickerman
         --------------------------------------
         Ronald M. Dickerman, Managing Director

CUSIP NO. None                                                      14D-1
                                                             EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

(a)(5)                   Press Release issued by the Bidders on March 25, 1999.